May 9, 2006

Mr. Senshan Yang
Chief Executive Officer
Lounsberry Holdings III, Inc.
51 Everett Drive; Suite A-20; West Windsor Professional Center
Princeton Junction, NJ 08550

Re: Lounsberry Holdings III, Inc.
Form SB-2
Filed on April 14, 2006
File No. 333-133283

Dear Mr. Yang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the offering will be made at fixed or negotiated prices. However, as long as there is no market for your shares, the offering must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please advise us as to the nature of your relationship with Strategic Defense Alliance Corp. (Lounsberry Holdings I, Inc.), Techprecision Corp. (Lounsberry Holdings II, Inc.) and Barron Partners. We note, for example, that Mark Allen appears to have formed all three companies and that Barron Partners has provided financing to each company.

Facing Page

4.   We note that your securities will be sold on a continuous basis. As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Rule 415, paragraph 36.

5.   Please revise the proposed maximum offering price per share to reflect the maximum price at which the shares will be offered by the selling stockholders.

Prospectus Cover Page

6.   Please revise to highlight the cross-reference to the "Risk Factors" section so that it is visually distinctive from the surrounding text. We refer to Item 501(a)(5) of Regulation S-B.

Prospectus Summary

Our Business, page 1

7.   You state in the first paragraph that you "are frequently required to make a significant down payment, in the amount of $150,000 to $250,000, for one year's purchase with our large suppliers when we place an order at the beginning of each year." Please revise to note if you cancel an order whether you receive the down payment back or if you are subject to penalties.

8.   Please revise to disclose that the acronym "PRC" refers to the People's Republic of China.

About Us, page 2

9. You refer to your website at www.chinamedicinecorp.com. Please note that this is not a functioning website. Please revise or advise as necessary.

Issuance of Securities, page 2

10. Please identify the class of persons that purchased the 8,000 shares in December 2005. For instance, please identify if they were employees, affiliates or non-affiliated investors.

The Offering, page 4

11. You state that common stock to be outstanding after the offering will be 17,889,476 shares. Please revise this section to note if that amount represents the number of common stock that will be outstanding if all the series A preferred stock is converted and warrants exercised.

Risk Factors, page 6

12. Please revise to either underline or italicize your risk factor subheadings so that the subheadings are easily distinguished from the risk factor narratives.

13. On page F-19, you state that as of December 31, 2005 you have an accounts receivable balance of $1,027,094, representing 19% of your total assets, due from one customer. Please add a risk factor discussing this concentration of credit risk.

14. Please add a risk factor discussing any limitations on business insurance in China and the effect on your business.

15. On page F-14, you note that you maintain your cash balances with various banks and trust companies located in the PRC. You also noted that such amounts are not insured. Please add a risk factor to address this issue.

16. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading Our operations and assets in the PRC are subject to significant political and economic uncertainties you state "[a]lthough the government of the PRC has in recent years implemented measures emphasizing the reduction of state ownership of productive assets."

17.   We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading <u>Fluctuations in our operating results and announcements and developments concerning our business affect our stock price</u>. Please revise to ensure that each risk factor describes the specific risks to your company.

18.   Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk's effects. For example, on page 9 you state that "[i]f the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may to be adversely affected." Replace this, and similar language, with more detailed disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

<u>If the United States imposes trade sanctions on the PRC…., page 9</u>

19.   You state that the PRC currently "pegs" its currency to the United States dollar which means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries' currencies. Please revise to note that the PRC pegs its currency to a basket of currencies not just the currency of the United States.

<u>As a result of the reverse acquisition, our expenses will increase significantly, page 11</u>

20.   You state that "as a result of the reverse acquisition, our ongoing expenses have increased significantly, including expenses in compensation to our officers, additional expenses relating to the anticipated hiring of a chief financial officer, ongoing public company expenses, and obligations incurred in connection with the reverse acquisition." Please revise to note how obligations incurred in connection with the reverse acquisition are ongoing expenses as opposed to one time expenses.

<u>Certain of our stockholders control a significant amount of our common stock, page 12</u>

21.   You state that approximately "88.5% of our outstanding common stock is owned by the former owners of Konzern, including our chief executive officer and executive vice president, both of whom are also directors, and they presently have the voting power to elect all of the directors and approve any transaction requiring stockholder approval." Please revise to note the names of the shareholders holding 88.5% of your outstanding common stock and the percentage of your outstanding common stock that each holds.

Because our board of directors does not have a majority…, page 13

22.   On page 14 of the Preferred Stock Purchase Agreement (Exhibit 10.1), it states
       that you "shall have caused the appointment of the majority of the board of
       directors as defined by the rules of the Nasdaq Stock Market, not later than sixty
       (60) days after Closing." On page 13 of the registration statement, you state that
       "the purchase agreement relating to the February 2006 private placement requires
       us to appoint, 45 days from the closing date, such number of independent
       directors that would result in a majority of our directors being independent
       directors." On page 21 of the registration statement, you state that pursuant to the
       preferred stock purchase agreement you are to appoint a majority of independent
       directors "within 70 days from the closing date, February 8, 2006." In this
       section, you state that "our failure to have a board of directors with at least a
       majority of independent directors within 60 days from the closing could result in
       our obligation to pay liquidated damages." Please reconcile these disclosures.

23.   Please consolidate this risk factor with the risk factor titled We may be required to
       pay liquidated damages if our board does not consist of a majority of independent
       directors, as they contain repetitive disclosure.

If we fail to achieve…., page 13

24.   Please include a table showing the additional shares that would have to be issued
       assuming a range of decreases in your 2006 net income per share. In addition,
       please disclose the net income per share calculation for 2005 as compared to the
       2006 requirement and disclose that any shares issued in 2006 will make it more
       difficult for you to meet the requirement.

Shares may be issued pursuant to our stock plans…, page 15

25.   You state that the "exercise of these options and the sale of the underlying shares
       of common stock and the sale of stock issued pursuant to stock grants may have
       an adverse effect upon the price of our stock." Please revise to note the dilutive
       effect on ownership interest that the exercise of these options could have.

Selling Stockholders, page 19

26.   With regard to any selling stockholders who are non-natural persons, please
       identify all selling shareholders who are registered broker-dealers or affiliates of
       broker-dealers. Additionally, tell us if the broker-dealer received the securities as
       underwriting compensation. Please note that a registration statement registering
       the resale of shares being offered by broker-dealers must identify the broker-
       dealers as underwriters if the shares were not issued as underwriting
       compensation.

27.   If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

  - how long the selling shareholders have held the securities,
  - the circumstances under which the selling shareholders received the securities,
  - the selling shareholders' relationship to the issuer,
  - the amount of securities involved,
  - whether the sellers are in the business of underwriting securities, and
  - whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

  - the seller purchased in the ordinary course of business and
  - at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

February 2006 Private Placement, page 21

28.   You state in the first bullet that pursuant to the preferred stock purchase agreement that within 70 days from the closing date, February 8, 2006, you will have "appointed such number of independent directors that would result in a majority of our directors being independent directors, that our audit committee would be composed solely of independent directors and our compensation committee would have a majority of independent directors." You also note that your failure to meet these requirements would results in your paying liquidated damages. Please revise to note if you are in compliance with this requirement. If you are not in compliance, please note the penalties you have had to pay to date and to note when you expect to be in compliance with this requirement.

29.   You state in the fourth bullet that you are "required to elect a chief financial officer who is familiar with both the conduct of business in China and the SEC's rules and regulations relating to accounting, financial statements and accounting controls within fifteen days after closing. We are not in compliance with this provision." Please revise to note whether you are subject to any penalties as a result of your noncompliance with this provision.

30.   You state that if you issue convertible securities at a conversion price which is less than the conversion price of the series A preferred stock, the conversion price will be reduced. It appears that you are referring to the conversion rate of the series A preferred stock and not the conversion price, as the series A preferred stock does not require a payment to convert those shares into common stock. Please advise or revise your use of "conversion price" throughout the prospectus as necessary.

Market for Common Stock and Stockholder Matters, page 24

31.   Please clarify the disclosure regarding dividends to address distributions made by your predecessor. We note that Kozen made $1.9 million in cash distributions and $1.2 million in inventory distributions in 2005.

Management's Discussion and Analysis or Plan of Operation, page 24

Overview, page 25

32.   In the penultimate paragraph on page 25, you state that in 2004 you commenced a research and development program in cooperation with the pharmaceutical department of Nanhua University. Please revise to provide further disclosure regarding this arrangement. This disclosure should include, but not be limited to, that you have the rights to any new products generated and the amount you are obligated to invest in the program, if any. Please advise us why you have not filed a copy of your agreement with Nanhua University as an Exhibit.

Years Ended December 31, 2005 and 2004, page 30

33.   In the second full paragraph, you state that the "improvement in our gross margin reflected the increased sales of the two new western-style drugs that we introduced during the year." Please revise to explain the term "western-style drug."

34.   In the fourth full paragraph, you state that "[r]esearch and development expenses were approximately $478,590 for the year ended December 31, 2005, a decrease of $49,383, or 9.4%, from $527,973 for the year ended December 31, 2004." Please revise to note the reason for the decrease.

35.   In the third full paragraph on page 31, you state that you received a waiver of income taxes from a local tax authority. Please state whether this is an oral or written waiver and how the terms of the waiver were determined. If this is a written waiver, please file it as an Exhibit. Also, please note whether this waiver is in compliance with national laws and regulations and whether it could be overturned.

Liquidity and Capital Resources, page 31

36.   In the third full paragraph, you state that "[i]n connection with the reverse acquisition, an investor group invested $3.9 million in the Company, from which the Company received net proceeds of approximately $3.3 million." Please revise to note the reason for the difference between the $3.9 million that was invested and the net proceeds of $3.3 million.

37.   Please revise your discussion to note the material changes in your balance sheet balances and the underlying drivers impacting these balances as of the year-ended December 31, 2005. For instance, but without limitation, please note the $1,049,895 increase in the Guanzhou Konzern Medecine Co., Ltd. accounts receivable balance as of December 31, 2005 and the underlying drivers impacting this balance.

38.   If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

39.   Please revise this section to note your cash balance as of the most recent practicable date.

40.   On page 34, you state that you intend to increase your efforts to develop proprietary products. Please disclose all material commitments for capital expenditures that you have entered into regarding the development of proprietary products, if any, and the expected sources of funds for such expenditures.

Competition, page 34

41.   On page 32, you note that you do not have exclusive distribution rights in the PRC for four of your largest selling traditional pharmaceutical medicines. In the second paragraph of this section, you state that you "have the sole distribution rights to medical products sold by our five largest suppliers." Please reconcile these two disclosures.

Government Regulation, page 36

42.   You state that the "Drug Administration Law and the Pricing Law of the PRC provide for the government to rationally fix and adjust the prices, in order to ensure that price is commensurate with quality, eliminate excessively high price, and protect the legitimate interests of users. In general, the prices of our products are determined by us and our customers on the basis of negotiation due to the fact that our customers are not the end user." Please revise to further expand on your disclosure that "in general" you determine the prices of your products. Also, even

though the PRC does not directly set the price you may sell your products at please revise to discuss the indirect effect of the PRC setting the price to the user has on the pricing of your products.

Management, page 37

43.   Please revise to note the term of your directors. Refer to Item 401(a)(3) of Regulation S-B.

Summary Compensation Table, page 39

44.   You state that you distributed to your stockholders $1.2 million in inventory. Please advise us of the purpose of the inventory distribution and any existing agreements between you and your shareholders relating to this inventory.

Employment Agreement, page 39

45.   Please revise to summarize the material terms of Ms. Minhua Liu's employment agreement.

Description of Capital Stock, page 42

46.   Please revise to provide a description of your warrants.

Series A preferred Stock, page 43

47.   In the second bullet, you state "[i]f, while investors in the private placement own shares of series A preferred stock, we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (initially $1.25), with certain specified exceptions, the number of shares issuable upon conversion of one share of series B preferred stock is adjusted to reflect a conversion price equal to the lower price." It appear you meant to refer to series A preferred stock and not series B preferred stock. Please advise or revise as necessary.

Penny Stock Rules, page 44

48.   Please provide an analysis as to whether you are a penny-stock issuer. Refer to Rule 3a-51-1(g).

Financial Statements and Notes

General

49.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

50.	We note the transaction between Lounsberry Holdings III, Inc. (Lounsberry) and Guangzhou Konzern Medicine Co., Ltd. (Konzern) is a recapitalization effected by a reverse acquisition effective February 2006. For accounting purposes, the acquisition would be treated as a recapitalization of Konzern with Konzern as the accounting acquirer. We would expect that if Konzern is the accounting acquirer and continuing entity, then the audited historical financial statements prior to February 2006 would be those of Konzern and titled Lounsberry with the equity section of the balance sheet and earnings per share of Konzern retroactively restated to reflect the exchange ratio established in the agreement. In addition, footnote disclosure concerning the change in capital structure should be included. Please clarify or revise accordingly.

Note 13 – Other Operating Income, page F-26

51.	We note other operating income represents revenues from sales of internally developed or purchased formulas or technologies. Please advise us where the related costs to purchase or improve these technologies are recorded in your financial statements. In this regard, we note from your disclosure on page 25 that you have not yet generated revenues from your current R&D activities. Further, clarify your revenue recognition policy related to this particular income stream and your basis for the timing in which revenue is recognized.

Note 14 – Statutory Reserves and Dividend Distribution, page F-27

52.	Advise us and consider expanding your disclosure as appropriate to clarify the business purpose of the distribution of inventory to your shareholders. Please clarify the nature of the inventory distributed, whether it was distributed to some or all of your shareholders and how you determined the fair market value of the inventory.

Note 17 – Subsequent Events, page F-28

53.	Please tell us how you plan to account for the conversion features of the Series A Convertible Preferred Stock and your consideration of the guidance in EITF 00-19 in evaluating whether the conversion features are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

54.   Please revise to note the facts you relied on to make the exemption under Section
        4(2) available for all of the noted sales. Refer to Item 701 of Regulation S-B.

55.   Please revise to note the value of the services that were provided for your
        securities.

Item 28. Undertakings, page II-4

56.   Please update your undertakings in accordance with the amendments to Item 512
        of Regulation S-B that became effective as of December 1, 2005.

57.   You state under item 1 that "provisions (i) and (ii) of this section are inapplicable
        if the information to be filed thereunder is contained in periodic reports filed by
        the company pursuant to the Exchange Act that are incorporated by reference into
        the Registration Statement." Please strike this statement as it is only applicable
        for registration statements filed on Forms S-3 and S-8.

Exhibits

58.   Please file a copy of your Specimen Stock Certificate as an Exhibit.

59.   We note that you have included the consent of Moore Stephens Wurth Frazer and
        Torbert, LLP on page II-6. Please upload a copy of this consent to EDGAR.

60.   Please file the legal opinion with your next amendment, or provide us with a draft
        legal opinion. We must review your opinion and all other remaining exhibits
        before the registration statement is declared effective and we may have additional
        comments.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael E. McTiernan
Special Counsel

cc: Asher Levitsky